UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA and Grupo CIMSA successfully merge their bottling operations

Mexico City, Mexico – December 12, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, and Corporación de los Ángeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”) announce the successful merger of Grupo CIMSA with Coca-Cola FEMSA.

This transaction received all necessary approvals, including the approval of The Comisión Federal de Competencia, the Mexican antitrust authority, and The Coca-Cola Company. Subsequently, Coca-Cola FEMSA held an extraordinary shareholders meeting on December 9, 2011, at which the Company’s shareholders approved this merger.

The aggregate enterprise value of this transaction is Ps. 11,000 million, which at the time of the announcement of this merger represented an EV/EBITDA multiple of approximately 10 times. As a result of the completion of the due diligence process, no material adjustment was recorded, and Grupo CIMSA’s main shareholders received 75.4 million newly issued KOF series L shares. Coca-Cola FEMSA assumed Ps. 2,100 million in net debt.

“We are pleased to have successfully closed this merger in less than three months. Since we announced this transaction in September of this year, both teams focused intently on achieving this goal. Grupo CIMSA´s remarkably organized business made this fast integration possible. Now, we become one larger and stronger team that will leverage a combined platform of geographically contiguous assets and mutual capabilities. As we are enthusiastically about to begin another year, we remain committed to generate increased value for all our shareholders. We want to thank everyone who was involved in this transaction, including our new partner, Grupo CIMSA, with whom we share an aligned vision for future growth,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Coca-Cola FEMSA will start integrating the results of Grupo CIMSA as of December, 2011.

Profit and Creel, García-Cuéllar, Aiza y Enríquez acted as exclusive financial and legal advisors, respectively, to Grupo CIMSA in this transaction.

Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. and Ritch Mueller acted as financial and legal advisors, respectively, to Coca-Cola FEMSA in this transaction.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as parts of southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 37 bottling facilities in Latin America and serves close to 1,700,000 retailers in the region.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com
December 12, 2011	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: December 12, 2011